SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Amendment No. 3

Cyanotech

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(Name of Issuer)

Common Stock

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(Title of Class of Securities)

232437-301

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(CUSIP Number)

December 31, 2009

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(Date of Event Which Requires Filing of this Statement)

Check the  appropriate  box to  designate  the rule  pursuant to which this Schedule is filed:

☑   Rule 13d-1(b)

☐   Rule 13d-1(c)

☐   Rule 13d-1(d)

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*    The  remainder  of this  cover  page  shall be filled out for a  reporting person's  initial  filing on this form with respect to the subject class of securities,  and for any subsequent amendment containing  information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be  "filed"  for the  purpose of  Section 18 of the  Securities Exchange  Act of 1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No.      232437-301

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Wilmington Trust Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		✓
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Corporation
NUMBER OF	5	SOLE VOTING POWER 47,550
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 47,550
WITH	8	SHARED DISPOSITIVE POWER 580,769
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 628,319
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9%
12		TYPE OF REPORTING PERSON* HC

CUSIP No.    232437-301

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Wilmington Trust Company, in various fiduciary capacities
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		✓
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware banking corporation
NUMBER OF	5	SOLE VOTING POWER 200,000
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 200,000
WITH	8	SHARED DISPOSITIVE POWER 580,769
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 780,769
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.9%
12		TYPE OF REPORTING PERSON* BK

CUSIP No.    232437-301

____________________________________________________________________________

Item 1(a).  Name of Issuer:

Cyanotech Corporation

____________________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:

73-4460 Queen Kaahumanu Hwy, Suite 102

Kailua-Kona, Hawaii  96740

____________________________________________________________________________

Item 2(a).  Name of Person Filing:

Wilmington Trust Corporation and Wilmington Trust Company

            ____________________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:

1100 North Market Street

Wilmington, DE  19890

____________________________________________________________________________

Item 2(c).  Citizenship:

Wilmington Trust Corporation is a Delaware corporation;

Wilmington Trust Company is a Delaware banking corporation.

____________________________________________________________________________

Item 2(d).  Title of Class of Securities:

Common Stock

____________________________________________________________________________

Item 2(e).  CUSIP Number:

232437-301

____________________________________________________________________________

Item 3.     If This Statement  is Filed  Pursuant to  Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)  ☐  Broker or dealer registered under Section 15 of the Exchange Act.

(b)  ☑  Bank as defined in Section 3(a)(6) of the Exchange Act.

               Wilmington Trust Company is a Bank and a direct, wholly-

               owned subsidiary of Wilmington Trust Corporation.

(c)

☐

Insurance  company as defined in Section 3(a)(19) of the Exchange Act.

(d)

☐

Investment  company  registered under Section 8 of the Investment Company Act.

(e)

☐

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)

☐

An employee  benefit plan or endowment  fund in  accordance with Rule 13d-1(b)(1)(ii)(F);

(g)

☑

A parent  holding  company or control  person in accordance  with

Rule 13d-1(b)(1)(ii)(G);

Wilmington Trust Corporation is a Parent Holding Company.

(h)

☐

A savings  association  as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)

☐

A  church  plan  that  is  excluded  from  the  definition  of an investment  company  under  Section  3(c)(14)  of the  Investment Company Act;

(j)

☑

Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

               Wilmington Trust Corporation and Wilmington Trust Company

               are a group.

Item 4.  Ownership.

Provide  the  following  information  regarding  the  aggregate  number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned: 628,319

(b)  Percent of class: 11.9%

(c)  Number of shares as to which Wilmington Trust Corporation and Wilmington Trust Company have:

          (i)   Sole power to vote or to direct the vote 47,550 shares

          (ii)  Shared power to vote or to direct the vote 0 shares

          (iii) Sole power to dispose or to direct the disposition of  47,550 shares

          (iv)  Shared power to dispose or to direct the disposition of 580,769 shares

____________________________________________________________________________

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐

____________________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.

____________________________________________________________________________

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Wilmington Trust Company:

BK

____________________________________________________________________________

Item 8.  Identification and Classification of Members of the Group.

         Wilmington Trust Corporation:

HC

         Wilmington Trust Company:

BK

____________________________________________________________________________

Item 9.  Notice of Dissolution of Group.

         Not applicable.

____________________________________________________________________________

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2010	WILMINGTON TRUST CORPORATION
WILMINGTON TRUST COMPANY

	By:	/s/
Gerard A. Chamberlain Assistant Secretary and Vice President

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention.  Intentional  misstatements  or omissions of fact constitute  federal criminal violations (see 18 U.S.C. 1001).